SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PDL BioPharma, Inc.

(Name of Subject Company (Issuer))

PDL BioPharma, Inc.

(Names of Filing Persons (Offeror))

2.875% Convertible Senior Notes due February 15, 2015

(Title of Class of Securities)

69329Y AB0

69329Y AA2

(CUSIP Number of Class of Securities)

Danny Hart

Associate General Counsel

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, Nevada 89451

Telephone: (775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Dhiya El-Saden

Gibson, Dunn & Crutcher LLP

333 South Grand Ave.

Los Angeles, CA 90071

Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$180,000,000(1)	$20,628(2)

(1)	Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction value is $180,000,000, which is based upon the aggregate principal amount of the 2.875% Convertible Senior Notes due February 15, 2015, as of November 9, 2011.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

This Issuer Tender Offer Statement on Schedule TO (this Schedule TO) is being filed by PDL BioPharma, Inc., a Delaware corporation (PDL or the Company), pursuant to Section 13e-4 of the Securities Exchange Act of 1934, as amended (the Exchange Act), in connection with an offer (the Exchange Offer) by PDL to exchange, for each $1,000 principal amount of the Company’s 2.875% Convertible Senior Notes due February 15, 2015 (the Old Notes), 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 (the New Notes), in the principal amount of $1,000 and a cash payment. PDL is seeking to exchange any and all outstanding Old Notes in the Exchange Offer.

The Exchange Offer shall commence on November 15, 2011, and shall expire at 5:00 p.m., New York City time, on December 13, 2011, unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the offering memorandum dated November 15, 2011 (as may be amended or supplemented from time to time, the Offering Memorandum), and the accompanying letter of transmittal (the Letter of Transmittal). The Offering Memorandum and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon satisfaction or waiver of certain customary conditions.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Exchange Act.

Information set forth in the Offering Memorandum is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offering Memorandum in the sections entitled “Summary” and “Questions and Answers about the Exchange Offer” is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is PDL BioPharma, Inc. The address of the Company’s principal executive offices is 932 Southwood Boulevard, Incline Village, Nevada 89451. The Company’s telephone number is (775) 832-8500.

(b) Securities. The subject class of securities is the Company’s 2.875% Convertible Senior Notes due February 15, 2015. As of November 10, 2011, the aggregate principal amount of Old Notes outstanding was $180,000,000.

(c) Trading Market and Price. The Old Notes are not listed on any national securities exchange. To the knowledge of the Company, there is no established trading market for the Old Notes except for limited or sporadic quotations.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person and issuer is PDL BioPharma, Inc., with its principal executive offices located at 932 Southwood Boulevard, Incline Village, Nevada 89451, telephone number (775) 832-8500.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of PDL. No single person or group of persons controls PDL.

Name	Position
Frederick Frank	Lead Director
Jody S. Lindell	Director
Paul W. Sandman	Director
Harold E. Selick, Ph.D	Director
John P. McLaughlin	Director, President and Chief Executive Officer
Christine R. Larson	Vice President and Chief Financial Officer
Christopher L. Stone	Vice President, General Counsel and Secretary
Caroline Krumel	Vice President of Finance and Principal Accounting Officer
Danny Hart	Associate General Counsel and Assistant Secretary

The business address and telephone number of each director and executive officer is: c/o PDL BioPharma, Inc., 932 Southwood Boulevard, Incline Village, Nevada 89451, telephone number (775) 832-8500.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Capitalization,” “Terms of the Exchange Offer,” “Description of New Notes” and “Material U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(b) Purchases. To PDL’s knowledge based on reasonable inquiry, no Old Notes are owned by any officer, director or affiliate of PDL. Accordingly, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Issuer’s Securities.

Agreements Related to the New Notes

(1) The Company will enter into an Indenture with The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the New Notes (the form of which is filed as an exhibit to this Schedule TO)

Agreements Related to the Old Notes (each of which is filed as an exhibit to this Schedule TO)

(1) Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of November 1, 2010

Agreements Related to the Company’s Other Securities (each of which is filed as an exhibit to this Schedule TO)

(1) Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of May 16, 2011

(2) Supplemental Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of May 16, 2011

(3) Pursuant to certain of the Company’s employee benefits plans, certain of the Company’s directors and employees are parties to equity based award agreements and stock incentive compensation plans relating to the Company’s common stock

The information set forth in the Offering Memorandum in the sections entitled “Terms of the Exchange Offer,” “Information Agent,” “Tender and Paying Agent” and “Interests of Directors and Executive Officers” and in the related Letter of Transmittal is incorporated by reference herein in response to this item.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum in the sections entitled “Summary—Purpose of the Exchange Offer,” “Questions and Answers About the Exchange Offer—Why is the Company making the exchange offer?” and “Terms of the Exchange Offer—Purpose of the Exchange Offer” is incorporated by reference herein.

(b) Use of Securities Acquired. The Company will retire and cancel all Old Notes acquired pursuant to the Exchange Offer.

(c) Plans. The information set forth in the Offering Memorandum in the section entitled “Capitalization” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum in the sections entitled “Summary—Sources of Payment of the Cash Portion of the Exchange Offer Consideration,” “Questions and Answers About the Exchange Offer—How will the Company fund the cash portion of the exchange offer consideration?,” “Terms of the Exchange Offer,” “Information Agent” and “Tender and Paying Agent” is incorporated by reference herein.

(b) Conditions. The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Exchange Offer—What are the conditions to the exchange offer?” and “Terms of the Exchange Offer” is incorporated by reference herein.

(c) Borrowed Funds. The information set forth in the Offering Memorandum in the sections entitled “Summary—Sources of Payment of the Cash Portion of the Exchange Offer Consideration” and “Questions and Answers About the Exchange Offer—How will the Company fund the cash portion of the exchange offer consideration?” is incorporated by reference herein.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Exchange Offer—Is the Company making a recommendation regarding whether I should participate in the exchange offer?,” “Tender and Paying Agent” and “Information Agent” is incorporated by reference herein. None of the Company, the tender and paying agent or the information agent is making any recommendation as to whether holders of Old Notes should tender such Old Notes for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a) Financial Information.

(1) The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data, in PDL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(2) The information, including the financial statements, set forth under Item 1, Financial Statements, in PDL’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(3) The information set forth in the Offering Memorandum in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated by reference herein.

(4) At September 30, 2011, the book value per share of the Company’s common stock was approximately $(1.954).

(b) Pro Forma Information. The information set forth in the Offering Memorandum in the section entitled “Capitalization” is incorporated by reference herein.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to (i) qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Notes will be issued and (ii) list on the NASDAQ Global Select Market the shares of common stock underlying the New Notes.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. None.

Item 12.	Exhibits.

(a)(1)(i)	Offering Memorandum, dated November 15, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Press Release, dated November 15, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on November 15, 2011).

(d)(1)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 16, 2011.

(d)(2)	Supplemental Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 16, 2011.

(d)(3)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of November 1, 2010.

(d)(4)	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.*

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PDL BIOPHARMA, INC.

/S/ JOHN P. MCLAUGHLIN
Name:	John P. McLaughlin
Title:	President and Chief Executive Officer

Date: November 15, 2011

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum, dated November 15, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Press Release, dated November 15, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on November 15, 2011).

(d)(1)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 16, 2011.

(d)(2)	Supplemental Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 16, 2011.

(d)(3)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of November 1, 2010.

(d)(4)	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.*

(g)	None.

(h)	None.

*	Filed herewith.